Exhibit 99.27

 Roscoe Postle Associates Inc.
Suite 501, 55 University Avenue, Toronto, ON  M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.rpacan.com

CONSENT OF LEE P. GOCHNOUR

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with, and to the use of information derived from, the technical report entitled “Technical Report on the El Morro Project, Region III, Chile,” dated March 23, 2012, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2011, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 26th day of March, 2012

 (Signed) “Lee P. Gochnour”

Name: Lee P. Gochnour, MMSA
Title: Associate Principal Environmental Scientist Roscoe Postle Associates Inc.